NANO-JET, CORP.

August 9, 2006

Tia L. Jenkins

Office of Emerging Growth Companies

Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, DC 20549

Re: LFG International, Inc.

Form 10KSB for fiscal year ended December 31, 2005

Form 10QSB for quarter ended March 31, 2006

File No. 333-103986

Dear Ms. Jenkins:

The Company has made certain changes and additions to its Forms 10KSB and 10QSB, in response to comments by the Commission. The Company has incorporate those changes into its amended 10KSB and 10QSB and has filed those.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, approve the annual and quarterly statements on Forms 10KSB and 10QSB, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NANO-JET CORP.

/s/ Ken Martin

Ken Martin

CEO